                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 FINAL AMENDMENT



                        PAINEWEBBER R&D PARTNERS II, L.P.
                   -------------------------------------------
                            (Name of subject company)


                              PHARMAINVEST, L.L.C.
                        PHARMACEUTICAL ROYALTIES, L.L.C.
                     PHARMACEUTICAL ROYALTY INVESTMENTS LTD.
                         PHARMACEUTICAL PARTNERS, L.L.C.
                   -------------------------------------------
                                    (Bidders)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                   -------------------------------------------
                         (Title of class of securities)

                                   695922 20 3
                            -------------------------
                                 (CUSIP Number)


                          PABLO LEGORRETA, DAVE MADDEN
                              PHARMAINVEST, L.L.C.
                           70 E. 55th St., 23rd Floor
                               New York, NY 10022
                                 (800) 600-1450

                                 ---------------



                                   COPIES TO:
                             F. GEORGE DAVITT, ESQ.
                         TESTA, HURWITZ & THIBEAULT, LLP
                                HIGH STREET TOWER
                                 125 HIGH STREET
                                BOSTON, MA 02110

     This Final Amendment amends and supplements the Tender Offer Statement on
Schedule 14D-1, as amended, filed by PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser"), on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively the "Funds"), and on behalf of Pharmaceutical Partners, L.L.C., a Delaware limited liability company and the sole member of the Purchaser, relating to the offer by Purchaser to purchase outstanding units of limited partnership (the "Units") of PaineWebber R&D Partners II, L.P. (the "Partnership"), a Delaware limited partnership, at $6,000 per Unit, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a) (1), (a) (2) and (a) (5), respectively (which collectively constitute the "Offer").

     The Offer expired at 12:00 midnight (Eastern Standard Time) on March 31, 1999.

     At the time of expiration, 700.5 Units had been tendered and not withdrawn. The Purchaser will promptly pay for all Units which were validly tendered in the Offer. The purchase of such Units is subject to final documentation and, as of the date hereof, the Purchaser has not acquired such Units.


ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

           Item 11 is hereby amended as follows:

           (a) (6) Press Release dated April 5, 1999.

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 6, 1999


                              PHARMAINVEST, L.L.C.

                              By: /s/ Pablo Legorreta
                                 -------------------------------------
                                 Name: Pablo Legorreta

                                 Title:   Managing Member of Pharmaceutical
                                          Partners, L.L.C., the Manager


                              PHARMACEUTICAL ROYALTIES, L.L.C.

                              By: /s/ Pablo Legorreta
                                 -------------------------------------
                                 Name: Pablo Legorreta

                              Title:   Managing Member of Pharmaceutical
                                       Partners, L.L.C., the Manager


                              PHARMACEUTICAL ROYALTY INVESTMENTS LTD.

                              By: /s/ David Madden
                                 -------------------------------------
                                 Name: David Madden

                              Title:   Managing Member of Pharmaceutical
                                       Partners, L.L.C., the Manager


                              PHARMACEUTICAL PARTNERS, L.L.C.

                              By: /s/ David Madden
                                 -------------------------------------
                                 Name: David Madden

                              Title:   Managing Member

                                  EXHIBIT INDEX



EXHIBIT      DESCRIPTION
(a)(6)       Press Release dated April 5, 1999
